DLA Piper US LLP
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina 27612-2350
www.dlapiper.com

Robert H. Bergdolt
robert.bergdolt@dlapiper.com
T	919.786.2002
F	919.786.2200

December 19, 2007

BY HAND DELIVERY AND EDGAR

Michael McTiernan, Special Council

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E., Mail Stop 4561 CF/AD8
Washington, D.C. 20549

                Re:      Behringer Harvard Opportunity REIT II, Inc.

                            Pre-effective Amendment No. 4 to Registration Statement on Form S-11

                            Filed on December 19, 2007

                            File No. 333-140887

                                (Confidential, For Use of the Commission Only)

Dear Mr. McTiernan:

On behalf of our client, Behringer Harvard Opportunity REIT II, Inc. (the “Company”), a Maryland Corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 4 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 4”).

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 4 along with four additional copies marked to indicate the location of changes from the Company’s Amendment No. 3 to the registration statement filed on November 14, 2007, together with copies of this response letter as filed with the Commission.

As the Staff had no comments to the Company’s Amendment no. 3, we would like to explain the primary changes reflected in Amendment No. 4.  (Please note that page references refer to the marked paper copies.)

1.                        The Company filed its Amended and Restated Long-Term Incentive Plan and the tax opinion as an exhibits to Amendment No. 4.  The tax opinion was revised and reissued to account for the fact that the Company now intends to be taxed as a REIT beginning with its taxable year ended December 31, 2008 instead of December 31, 2007.

2.

At the request of the Commission, we added language to the liquidity risk factor on the cover page and in the summary risk factors section to clarify that an investment in the offering may remain illiquid for an indefinite period of time. (pp. cover page, 5)

3.	At the request of state securities examiners, we increased the suitability standards required for Ohio residents. (pp. 1, 183)

4.	At the request of state securities examiners, the Company has removed investments in infrastructure assets from its investment plan. (pp. cover page, 3, 7, 20, 25, 37, 111, 112, 120)

5.	The Company added a risk factor discussing the risks of the current conditions in the capital markets. (p. 49)

6.

At the request of state securities examiners, we have revised the estimated use of proceeds table to remove the column that aggregates the distribution reinvestment plan proceeds with the primary offering proceeds. We also clarified the Company’s assumptions regarding how it intends to use the proceeds raised in the offering. (pp. 8-9, 48, 75, 77)

7.

At the request of state securities examiners, we have clarified our discussion regarding the limits on organization and offering expenses incurred in connection with this primary offering and any subsequent offerings. (pp. 13, 77-78, 95)

8.	The Company changed the taxable year in which it intends to qualify as a REIT from December 31, 2007 to December 31, 2008. (pp. 3, 68, 127, 138, 139, 163)

9.

We revised the Company’s discussion of its Long-Term Incentive Plan to reflect the fact that the Company currently has no plans to issue any awards under the Plan, including any restricted stock awards to its independent directors. (p. 85)

10.

The Company revised its director compensation structure in response to a state securities examiner refusal to permit the issuance of restricted stock awards under the Long-Term Incentive Plan. (pp. 85, 94)

11.	At the request of state securities examiners, the Company has provided additional information about its directors’ experience in foreign real estate investments. (pp. 82, 84)

12.	We also made minor corrections and word choice changes in the prospectus.

As counsel to the Company, we greatly appreciate the Staff’s assistance in processing this filing.  If you should have any questions about this letter or require any further information, please call me at (919) 786-2002.

Very truly yours,

DLA PIPER US LLP

/s/ Robert H. Bergdolt
Robert H. Bergdolt
Partner

cc:           Cicely LaMothe, Accounting Branch Chief

                Rachel Zablow, Staff Accountant

                Gerald J. Reihsen, III, Behringer Harvard Opportunity REIT II, Inc.